

07005819

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51820

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



OFFICIAL USE ONLY

FIRM I.D. NO.

NAME OF BROKER-DEALER: ELECTRONIC GLOBAL SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Fifth Avenue
(No. and Street)

New York, NY 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Holub 212 286-1245
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER, ELLIN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

750 Lexington Avenue, New York, NY 10022
(Address) (City) (State) (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH, D.C.
185
SECTION

PROCESSED
APR 0 3 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Holub, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Electronic Global Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CHERYL JEFFRIES
Notary Public - State of New York
NO. 01JE6154296
Qualified in Nassau County
My Commission Expires

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Independent auditors' supplemental report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Advanced Financial Applications Limited)

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

CONTENTS



MillerEllin / company LLP

Certified Public Accountants

750 Lexington Avenue
New York, NY 10022-1200

212 750 9100 phone
212 750 2727 fax
mec@millerellin.com e-mail

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Electronic Global Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Electronic Global Securities, Inc. (a wholly-owned subsidiary of Advanced Financial Applications Limited as of December 31, 2006, for filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above, presents fairly, in all material respects, the financial position of Electronic Global Securities, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Miller, Ellin + Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 17, 2007

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 201,045
Due from clearing broker	17,063
Accounts receivable, net of allowances of $153,513	180,586
Prepaid expenses and other assets	32,568
Furniture and equipment, net of accumulated depreciation of $151,952	-
	$ 431,262

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 140,624
Due to related parties	13,429
Total liabilities	154,053
STOCKHOLDER'S EQUITY:	
Common stock, 100,000 shares authorized, 23,000 shares issued and outstanding	75,000
Additional paid-in capital	4,866,112
Accumulated deficit	(4,663,903)
Total stockholder's equity	277,209
	$ 431,262

The accompanying notes are an integral part of these financial statements.

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organizational Structure and Business Activity

In 2006, Electronic Global Securities, Inc. (the "Company"), a Delaware corporation, was incorporated. On July 1, 2006 the Company was merged with its predecessor corporation, which was a California corporation. The Company is a wholly-owned subsidiary of Advanced Financial Applications Limited ("AFA Limited"), a Cayman Islands corporation. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, and is also a member of the National Association of Securities Dealers.

The Company, located in New York, New York, introduces all customers' securities business to another broker-dealer on a fully disclosed basis. The clearing and depository operations for the customers' accounts are performed by the clearing broker. Pursuant to an agreement between the Company and its clearing broker, the broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete securities transactions.

The Company is exempt from the requirements of the Securities and Exchange Commission ("SEC") rule 15c3-3(k)(2)(ii) pursuant to the rules for broker-dealers who clear all customer transactions through another broker-dealer on a fully disclosed basis.

Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturities of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from these estimates, and such differences may be material to the financial statements.

Furniture and Equipment

Depreciation is computed using an accelerated method over the estimated useful life of the assets (3 to 7 years). Maintenance and repairs are expensed as incurred.

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

The Company performs ongoing credit evaluations of their customers' financial condition and estimates an allowance for doubtful accounts based on the credit worthiness of the customers, historical trends and current economic conditions. At December 31, 2006, the Company provided for an allowance for doubtful accounts of $153,513. Management writes off accounts receivable when they are significantly past due, and have not been collected after exhaustive efforts.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (FAS No. 109), which provides for an asset and liability approach to accounting for income taxes. Under this method, deferred income tax assets and liabilities are recorded for future tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities, and are measured using the current tax rates and laws that are expected to be in effect when the underlying assets or liabilities are anticipated to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments

Financial instruments are reported in the Statement of Financial Condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

Revenues from software sales (license fees and routing fees) are recognized in accordance with Statement of Position ("SOP") No. 97-2, *Software Revenue Recognition*, and SOP No. 98-9,Modification of SOP 97-2, *Software Revenue Recognition with Respect to Certain Transactions.* Revenues from software license sales that do not depend on services rendered to make the software functional are recognized upon delivery provided that (1) there is evidence of such an arrangement, (2) the fee is fixed or determinable, and (3) collection is probable.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock Options Compensation

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The statement eliminates the ability to account for share-based compensation transactions, as the Company's Parent did, using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and generally requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in the Statements of Operations.

The Company adopted SFAS No. 123R using the modified prospective method as of January 1, 2006. The Company's financial statements as of and for the year ended December 31, 2006 reflect the impact of adopting SFAS No. 123R.

The Company determined the fair value of options issued using the Black-Scholes options pricing model with the following assumptions: 10-year expiration period, risk-free interest rate of the equivalent of the 10-year treasury instrument at date of grant, stock price volatility of 100%, 50% forfeiture rate and no dividends over the expected life of the options.

NOTE 2 – RECENTLY ISSUED ACCOUNTING STANDARDS

In February 2006, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140" which is effective for fiscal years beginning after September 15, 2006. The statement was issued to clarify the application of FASB Statement No. 133 to beneficial interests in securitized financial assets and to improve the consistency of accounting for similar financial instruments, regardless of the form of the instruments. The Company believes that the new statement will not have a significant impact on the determination or reporting of its financial results.

NOTE 2 – RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140" which is effective for fiscal years beginning after September 15, 2006. This statement was issued to simplify the accounting for servicing rights and to reduce the volatility that results from using different measurement attributes. The Company believes that the new statement will not have a significant impact on the determination or reporting of its financial results.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"), effective for fiscal years beginning after December 15, 2006. FIN 48 requires a two-step approach to determine how to recognize tax benefits in the financial statements where recognition and measurement of a tax benefit must be evaluated separately. A tax benefit will be recognized only if it meets a "more-likely-than-not" recognition threshold. For tax positions that meet this threshold, the tax benefit recognized is based on the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority. Tax positions that previously failed to meet this "more-likely-than-not" recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Management does not expect the adoption of this interpretation to have a significant impact on the Company's financial position or results of operations.

On September 15, 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for the Company as of January 1, 2008. The Company believes that the new statement will not have a significant impact on the determination or reporting of its financial position or results of operations.

On September 29, 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefits Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 requires an employer to recognize the funded status of defined benefit pension and other postretirement benefit plans as an asset or liability. SFAS 158 is effective for the Company as of December 31, 2006. The Company believes that the new statement will not have a significant impact on the determination or reporting of its financial position or results of operations.

NOTE 3 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company is exposed to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions. Volatile trading markets may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the securities at amounts equal to originally contracted amounts. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis and it maintains a security deposit with the clearing broker.

NOTE 4 - INCOME TAXES

The Company has incurred significant operating losses since inception. Since the future tax benefit of the net operating loss is dependent upon the Company attaining future profitable operations, a 100% valuation allowance amounting to approximately $1.8 million, has been provided against the deferred tax benefit. The deferred tax benefit is primarily due to net operating loss carryforwards. The increase in the valuation allowance for the year ended December 31, 2006 was approximately $100,000.

The Company has net operating loss carryforwards of approximately $4.6 million for federal tax purposes expiring in the years 2020 through 2026.

NOTE 5 - RETIREMENT PLAN

The Company and its affiliate Advanced Financial Applications, Inc. ("AFA") sponsor a 401(k) Plan that allows employees to contribute a portion of their pretax income into a retirement fund. Matching employer contributions to the plan are discretionary. For the year ended December 31, 2006, the Company did not contribute to the 401(k) Plan to supplement employee contributions.

The Company has no formal plan to provide any termination benefits and is not otherwise committed to provide such benefits except as provided in certain employment agreements.

NOTE 6 – DUE TO RELATED PARTIES

Due to related parties represent advances from AFA in the amount of $13,429. Such amount was repaid in January 2007.

The Company has an expense sharing agreement with its affiliate, AFA. Expenses that are common to both companies are allocated based on the terms of an expense sharing agreement between the two companies. The Company and AFA also share some vendors who bill all charges on one invoice. Those invoices are entered upon receipt on the company billed and amount applicable to the other company is recorded through the intercompany account, which is usually settled on a monthly basis.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006, the Company's net capital was $123,169, which was $23,169 in excess of the minimum amount required ($100,000). The Company's ratio of aggregate indebtedness to net capital at December 31, 2006 was 1.3 to 1.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

NOTE 8 – STOCK OPTIONS

AFA Limited has an Equity Incentive Plan (the "Plan") which was approved by its Board of Directors in April 2002 and was amended and restated in January 2005. The Plan is intended to assist in attracting employees, officers, directors, and others who provide services and to motivate such persons to achieve the goals of the Company, AFA and its stockholders.

Stock option ("Option") awards available under the Plan include Incentive Stock Options ("ISOs") or Nonqualified Stock Options ("NSOs"). Restricted Shares ("RS") may also be granted under the Plan.

The Plan has an administering committee (the "Committee") that from time to time designates the persons eligible to be granted Options and RS. The maximum number of Options and RS which may be granted under the Plan is 24,006,640, of which a maximum aggregate number of 16,993,585 shares may be granted pursuant to ISOs.

NOTE 8 – STOCK OPTIONS (CONTINUED)

Option prices are fixed by the Committee and vary with the fair market value of the Common Stock on the date of grant. The fair market value ("Fair Market Value") is determined in good faith by the Committee on the basis of considerations that the Committee deems appropriate from time to time. Prices related to ISOs may not be less than the Fair Market Value. Prices related to ISO awards to shareholders who own more than 10% of the voting of all classes of share capital of AFA Limited or any subsidiaries ("Ten Percent Shareholders") also may not be less than the Fair Market Value on the date of grant.

The terms of Options are determined by the Committee, but the terms of ISOs may not be longer than ten years from the date of grant. In the case of ISOs granted to Ten Percent Shareholders the terms may not be longer than five years from the date of grant. Options vest according to the vesting schedule determined by the Committee.

The Committee also determines the price, terms, and vesting dates of RS. The exercise price of RS should be at least the minimum consideration necessary to permit the RS to be deemed fully paid and non-assessable.

Upon acceptance of Options or RS, grantees must sign and deliver Option or RS agreements to AFA Limited within 60 days after the Committee approves the grant.

The Plan terminates at the earliest of the date that:

(i) the liquidation of AFA Limited;
(ii) AFA Limited's shares become listed on any stock exchange;
(iii) One or more persons and/or entities acquire ownership of shares of AFA Limited and, as a result of and immediately after such acquisition, such persons and/or entities have more than 50 percent of the total voting power of all of the Company's then outstanding shares;
(iv) 5:00 p.m., Eastern Standard Time, on the Plan expiration date of April 20, 2012.

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

NOTE 8 – STOCK OPTIONS (CONTINUED)

The table below presents the stock options outstanding, granted, exercised, forfeited/expired, the range of their exercise prices and their weighted average exercise prices for the year ended December 31, 2006 issued under the Plan to the Company's employees:

	Number Of Shares	Option Price Range	Weighted Average Remaining Life	Weighted Average Exercise Price
Options outstanding, December 31, 2005	-	-	-	-
Options granted	425,000	$0.30	10.0	$0.30
Options exercised	-	-	-	-
Options forfeited/expired	(275,000)	-	-	-
Options outstanding, December 31, 2006	150,000	$0.30	9.0	$0.30

NOTE 9 – COMMITMENTS

The Company and AFA lease office space under a lease agreement expiring June 30, 2007. The premises are allocated between the Company and AFA based on the usage of space. Allocated rent expense totaled $22,981 for the year ended December 31, 2006, which is included in occupancy costs in the statement of operations. The future minimum annual rental payments are $66,000.

NOTE 10 – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances with various financial institutions, which at times exceed insured limits of the Federal Deposit Insurance Corporation and the Securities Investors Protection Corporation. The Company has not experienced any losses to date as a result of this policy.

The Company's accounts receivable, net, include receivables from three customers represents approximately $141,000 (42% of the gross accounts receivables). No other customer represents more than 10% of the gross accounts receivables.

ELECTRONIC GLOBAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of Advanced Financial Applications Limited)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

NOTE 11 - LIQUIDITY MATTERS

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Since its inception, the Company has incurred substantial losses and negative cash flows from operations.

As of December 31, 2006, the Company had an accumulated deficit of $4,663,903. The ability of the Company to continue as a going concern is dependent upon the success of its operating plans and continued contributions of capital by AFA Limited. Management has indicated that AFA Limited will continue to provide additional capital when required. The statement of financial condition does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

END